CIRRACOR, INC.
                          3375 Toopal Drive, Suite 101
                           Oceanside, California 92054
                                  949-300-0901

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Jason Niethamer and Stephen Krikorian

March 14, 2006

Re:                    Cirracor, Inc., a Nevada corporation
                       Form 10-KSB for Fiscal Year Ended September 30, 2005 File No. 000-50282

Gentlemen:

On behalf of Cirracor, Inc., a Nevada corporation ("Company"), please be informed that the Company requires additional time to respond to the comments in your letter dated February 7, 2006 due to unanticipated delays in (i) reviewing the appropriate information necessary to respond completely to your comments,
(ii) coordinating the preparation of the proposed response with the Company's accountant, and (iii) scheduling the appropriate amount of time with the Company's independent auditor to review the proposed response. The Company anticipates being able to file a response on or before March 24, 2006, and herewith respectfully requests an extension to file its reply with the Securities and Exchange Commission on or before that date.

Of course, should you have any questions or comments regarding the foregoing, please feel free to contact the counsel for the Company, Ms. Karin Carter at
(925)828-3555. Thank you.

Sincerely,

CIRRACOR, INC.


/s/ Reed Fisher
----------------------

By:         Reed Fisher
Its:         President